Exhibit 99.1

POLYPID LTD.

AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Interim Condensed Consolidated Balance Sheets	2 - 3

Interim Condensed Consolidated Statements of Operations	4

Interim Condensed Consolidated Statements of Shareholders’ Equity	5 - 7

Interim Condensed Consolidated Statements of Cash Flows	8 - 9

Notes to Interim Condensed Consolidated Financial Statements	10 - 18

- - - - - - - - - - - - - - - - - - - - - - -

POLYPID LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands

	June 30,	December 31,
	2025	2024

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$17,448	$15,641
Restricted deposits	182	168
Short-term deposits	12,007	-
Prepaid expenses and other current assets	351	764

Total current assets	29,988	16,573

LONG-TERM ASSETS:
Property and equipment, net	5,339	6,075
Operating lease right-of-use assets	2,062	2,295
Other long-term assets	298	277

Total long-term assets	7,699	8,647

Total assets	$37,687	$25,220

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2025	2024

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$2,572	$2,409
Accrued expenses and other current liabilities	2,967	2,566
Current maturities of long-term debt	6,548	6,787
Current maturities of operating lease liabilities	1,068	919

Total current liabilities	13,155	12,681

LONG-TERM LIABILITIES:
Long-term debt	-	634
Deferred revenues	2,548	2,548
Long-term operating lease liabilities	1,054	1,277
Other liabilities	454	396

Total long-term liabilities	4,056	4,855

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY:
Ordinary shares with no par value -
Authorized: 107,800,000 shares at June 30, 2025 and December 31, 2024; Issued and outstanding: 15,654,129 and 10,190,904 shares at June 30, 2025 and December 31, 2024, respectively
Additional paid-in capital	306,052	275,015
Accumulated deficit	(285,576)	(267,331)

Total shareholders’ equity	20,476	7,684

Total liabilities and shareholders’ equity	$37,687	$25,220

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2025	2024	2025	2024

Operating expenses:
Research and development	$12,332	$9,810	$6,215	$4,760
Marketing and business development	989	501	700	265
General and administrative	3,661	2,111	2,488	1,096

Operating loss	16,982	12,422	9,403	6,121
Loss on extinguishment of debt	512	-	-	-
Financial expenses, net	687	311	521	171

Loss before income tax	18,181	12,733	9,924	6,292
Income tax expenses	64	9	53	2

Net loss	$18,245	$12,742	$9,977	$6,294

Loss per share:
Basic and diluted	$1.48	$2.62	$0.78	$1.25

Weighted-average Ordinary shares outstanding:
Basic and diluted	12,298,113	4,858,158	12,841,621	5,024,871

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

Three Months Ended June 30, 2025	Number of ordinary shares	Additional paid-in capital		Accumulated deficit	Total shareholders’ equity

Balances as of March 31, 2025	10,190,904	$275,685		$(275,599)	$86

Share-based compensation	-	2,205		-	2,205
Issuance of Ordinary shares, abeyance shares and warrants, net (1)	4,492,875	28,162		-	28,162
Exercise of pre-funded warrants	970,350	-	*)	-	-	*)
Net loss	-	-		(9,977)	(9,977)

Balances as of June 30, 2025	15,654,129	$306,052		$(285,576)	$20,476

(1)	Net of issuance cost of $72.

*)	Amount less than $1.

Three Months Ended June 30, 2024	Number of ordinary shares	Additional paid-in capital	Accumulated deficit	Total shareholders’ equity

Balances as of March 31, 2024	4,797,252	$251,902	$(244,757)	$7,145

Share-based compensation	-	750	-	750
Net loss	-	-	(6,294)	(6,294)

Balances as of June 30, 2024	4,797,252	$252,652	$(251,051)	$1,601

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT) (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

Six Months Ended June 30, 2025	Number of ordinary shares	Additional paid-in capital		Accumulated deficit	Total shareholders’ equity

Balances as of January 1, 2025	10,190,904	$275,015		$(267,331)	$7,684

Share-based compensation	-	2,875		-	2,875
Issuance of Ordinary shares, abeyance shares and warrants, net (1)	4,492,875	28,162		-	28,162
Exercise of pre-funded warrants	970,350	-	*)	-	-	*)
Net loss	-	-		(18,245)	(18,245)

Balances as of June 30, 2025	15,654,129	$306,052		$(285,576)	$20,476

(2)	Net of issuance cost of $72.

*)	Amount less than $1.

Six Months Ended June 30, 2024	Number of ordinary shares	Additional paid-in capital	Accumulated deficit	Total shareholders’ equity

Balances as of January 1, 2024	1,653,559	$236,213	$(238,309)	$(2,096)

Share-based compensation	-	1,440	-	1,440
Issuance of Ordinary shares, warrants and pre-funded warrants, net (3)	3,143,693	14,999	-	14,999
Net loss	-	-	(12,742)	(12,742)

Balances as of June 30, 2024	4,797,252	$252,652	$(251,051)	$1,601

(3)	Net of issuance cost of $1,217.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

U.S. dollars in thousands (except share and per share data)

Year Ended December 31, 2024	Number of ordinary shares	Additional paid-in capital	Accumulated deficit	Total shareholders’ equity (deficit)

Balances as of January 1, 2024	1,653,559	$236,213	$(238,309)	$(2,096)
Share-based compensation	-	2,824	-	2,824
Issuance of Ordinary shares, warrants and pre-funded warrants, net (4)	8,537,345	35,863	-	35,863
Issuance of warrants	-	115	-	115
Net loss	-	-	(29,022)	(29,022)

Balances as of December 31, 2024	10,190,904	$275,015	$(267,331)	$7,684

(4)	Net of issuance costs of $2,894.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six Months Ended June 30,
	2025	2024
Cash flows from operating activities:
Net loss	$(18,245)	$(12,742)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	752	827
Non-cash financial expenses, net	198	676
Loss on extinguishment of debt	512	-
Share-based compensation expenses	2,875	1,440
Changes in assets and liabilities:
Prepaid expenses and other assets	416	188
Operating lease right-of-use-assets	435	400
Operating lease liabilities	(276)	(412)
Trade payables	163	220
Accrued expenses and other liabilities	459	909

Net cash used in operating activities	(12,711)	(8,494)

Cash flows from investing activities:
Investment in bank deposits	(12,000)	(14,691)
Proceeds from bank deposits	-	8,500
Purchase of property and equipment	(16)	(19)

Net cash used in investing activities	(12,016)	(6,210)

Cash flows from financing activities:
Proceeds from issuance of Ordinary shares, abeyance shares, warrants and pre-funded warrants, net	28,162	15,076
Payments due to long-term debt	(1,614)	(2,574)

Net cash provided by financing activities	26,548	12,502

Increase (decrease) in cash, cash equivalents and restricted deposits	1,821	(2,202)
Cash, cash equivalents and restricted deposits at the beginning of the period	15,809	5,686

Cash, cash equivalents and restricted deposits at the end of the period	$17,630	$3,484

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six Months Ended June 30,
	2025	2024
Non-cash activities:
Issuance costs	$-	$77
Right-of-use asset recognized with corresponding lease liability	$202	$1,482
Supplemental disclosures of cash flows:
Interest paid	$397	$471
Supplemental disclosures of cash flow information:
Cash and cash equivalents	$17,448	$3,076
Restricted deposits	182	163
Restricted deposits included in other long-term assets	-	245

Cash, cash equivalents and restricted deposits at the end of the period	$17,630	$3,484

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	PolyPid Ltd. (the “Company”) was incorporated under the laws of Israel and commenced operations on February 28, 2008. The Company is a late-stage biopharmaceutical company focused on developing targeted, locally administered, and prolonged-release therapeutics using its proprietary PLEX (Polymer-Lipid Encapsulation matriX) technology. The Company’s product candidates are designed to address unmet medical needs by delivering active pharmaceutical ingredients, locally at predetermined release rates and durations over extended periods ranging from days to several months. The Company is initially focused on the development of its lead product candidate, D- PLEX100, which incorporates an antibiotic for the prevention of surgical site infections (“SSIs”) in bone and soft tissue. Through June 30, 2025, the Company has been primarily engaged in research and development.

The Company’s wholly owned subsidiaries include a subsidiary in the United States (the “US Subsidiary”) and a subsidiary in Romania. The US Subsidiary’s operation focuses on marketing and business development of the Company’s operation in the United States.

b.	The Company’s activities since inception have consisted of performing research and development activities. Successful completion of the Company’s development programs and, ultimately, the attainment of profitable operations is dependent on future events, including, among other things, its ability to secure financing; obtain marketing approval from regulatory authorities; access potential markets; build a sustainable customer base; attract, retain and motivate qualified personnel; and develop strategic alliances. The Company’s operations are funded by its shareholders and research and development grants and the Company intends to seek further private or public financing as well as make applications for further research and development grants for continuing its operations. Although management believes that the Company will be able to successfully fund its operations, there can be no assurance that the Company will be able to do so or that the Company will ever operate profitably.

In June 2025, the Company announced positive top-line results from the Surgical site Hospital acquired Infection prEvention with Local D-PLEX100 (“SHIELD”) II Phase 3 trial. D-PLEX100 successfully met the primary efficacy endpoint, with statistically significant results (p<0.005) in 798 patients with large abdominal surgery incisions. The trial successfully met all key secondary efficacy endpoints, including a 58% reduction in the rate of surgical site infections in patients treated with D-PLEX100 arm versus standard of care arm (p<0.005).

c.	The Company expects to continue to incur substantial losses over the next several years during its clinical development phase. To fully execute its business plan, the Company will need to complete Phase 3 clinical studies and certain development activities as well as manufacture the required clinical and commercial production batches in the pilot manufacturing plant. Further, the Company’s product candidates will require regulatory approval prior to commercialization, and the Company will need to establish sales, marketing and logistic infrastructures. These activities may span many years and require substantial expenditures to complete and may ultimately be unsuccessful. Any delays in completing these activities could adversely impact the Company.

As of June 30, 2025, the Company’s cash, cash equivalents and short-term deposits amounted to a total of $29,455. During the six-month period ended June 30, 2025, the Company incurred a loss of $18,245 and had negative cash flows from operating activities of $12,711. In addition, the Company had an accumulated deficit of $285,576 as of June 30, 2025.

Management plans to seek additional equity financing through private and public offerings or strategic partnerships and, in the longer term, by generating revenues from product sales.

The Company’s future operations are highly dependent on a combination of factors, including (i) completion of all required clinical studies; (ii) the success of its research and development activities; (iii) manufacture of all required clinical and commercial production batches; (iv) marketing approval by the relevant regulatory authorities; and (v) market acceptance of the Company’s product candidates.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (CONT.)

There can be no assurance that the Company will succeed in achieving the clinical, scientific and commercial milestones as detailed above.

Based on the abovementioned, as of the approval date of these interim consolidated financial statements, the Company has not raised the necessary funding in order to continue its activity for a period of at least one year. Therefore, these factors raise a substantial doubt about the Company’s ability to continue as a going concern. The interim condensed consolidated financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that might result should the Company be unable to continue as a going concern, and such adjustments could be material.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation and summary of significant accounting policies:

The accompanying interim condensed consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States and are consistent in all material respects with those applied in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission on February 26, 2025.

The preparation of interim condensed consolidated financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires management to make estimates and judgments that affect the amounts reported in the interim condensed consolidated financial statements and accompanying notes. Significant items subject to such estimates and assumptions, but are not limited to, the fair value of financial assets and liabilities, the useful lives of property and equipment and the determination of the fair value of the Company’s share-based compensation. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

The interim financial information is unaudited, but reflects all normal recurring adjustments that are, in the opinion of management, necessary to fairly present the information set forth herein. The interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 (the “2024 Consolidated Financial Statements”). Interim results are not necessarily indicative of the results for a full year.

There have been no material changes in the Company’s significant accounting policies as compared to the significant accounting policies described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024.

b.	Basic and diluted loss per share:

The Company’s basic loss per share is calculated by dividing the loss attributable to ordinary shareholders by the weighted-average number of shares of ordinary shares outstanding for the period, without consideration of potentially dilutive securities. The diluted loss per share is calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury share method or the if-converted method based on the nature of such securities. Diluted loss per share is the same as basic loss per share in periods when the effects of potentially dilutive shares of ordinary shares are anti-dilutive.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

c.	Fair value of financial instruments:

Under U.S. GAAP, fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants and requires that assets and liabilities carried at fair value are classified and disclosed in the following three categories:

Level 1 -	Observable inputs that reflect quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 -	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 -	Unobservable inputs which are supported by little or no market activity.

The carrying amounts of cash and cash equivalents, restricted deposits, short-term deposits, long-term debt, other current assets, trade payables, accrued expenses and other current and non-current liabilities approximate their fair value due to the short-term maturity of such instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

d.	Recently adopted accounting pronouncements:

As an “Emerging Growth Company”, the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The Company has reviewed recent accounting pronouncements and concluded that they are either not applicable to its business or that no material effect is expected on the condensed consolidated financial statements as a result of their future adoption.

e.	Recently issued accounting pronouncements, not yet adopted:

In December 2023, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for the Company for fiscal years beginning after December 15, 2025, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-09.

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	LINE OF CREDIT ARRANGEMENT

Further to the discussion in Note 7 in the 2024 Consolidated Financial Statements regarding the secured line of credit agreement (the “Credit Line”) signed on April 5, 2022, with Kreos Capital VI (Expert Fund) LP (“Kreos”), the Company entered into an amendment to the Credit Line on January 6, 2025 (the “Third Amendment”). Pursuant to the Third Amendment, 60% of the principal and interest repayments which were originally scheduled to be paid until the end of June 2025, were delayed and were repaid in July 2025. The Company paid a restructuring fee to Kreos of $160 in and the end of loan payment shall be increased from 5% to 7%.

Kreos has the right to receive a potential claw-back payment on account of the then outstanding principal amount (the “Claw-Back”). This Claw-Back mechanism will be triggered by additional incoming funds from future collaboration and partnership agreements or additional funding. On January 8, 2025, the Company repaid $724 due to the Claw-Back. The Claw-Back to be paid will not exceed $4,500, out of which $2,628 was already paid as of June 30, 2025. On July 1, 2025, the Company repaid an additional $1,335 due to the Claw-Back.

The Company evaluated the Third Amendment under ASC 470-50, “Debt - modification and extinguishment”, and concluded that the change in the debt instrument was accounted for as an extinguishment of debt due to the terms of the new debt and the original debt being substantially different. At the date of extinguishment, the Company derecognized the carrying amount of old debt of $7,421, and recorded the new debt at the fair value of $7,933, resulting in $512 loss.

During the three- and six-month periods ended on June 30, 2025, the Company recognized interest expenses in the amount of $319 and $626, respectively, and during the three- and six-month periods ended June 30, 2024, the Company recognized interest expenses in the amount of $383 and $756, respectively.

NOTE 4:-	COMMITMENTS AND CONTINGENT LIABILITIES

In connection with its research and development programs, through June 30, 2025, the Company received participation payments from the Israel Innovation Authority of the Ministry of Economy in Israel (“IIA”) in the aggregate amount of $4,888. In return for IIA’s participation, the Company is committed to pay royalties at a rate of 3% of sales of the developed products, up to 100% of the amount of grants received plus interest at Secured Overnight Financing Rate.

For the three- and six- month periods ended June 30, 2025, no new participation payments were received.

Through June 30, 2025, no royalties have been paid or accrued.

NOTE 5:-	SHAREHOLDERS’ EQUITY

a.	Ordinary share capital (with no par value) is composed as follows:

	June 30, 2025		December 31, 2024
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Ordinary shares	107,800,000	15,654,129	107,800,000	10,190,904

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	SHAREHOLDERS’ EQUITY (CONT.)

b.	Controlled Equity Offering Sales Agreement (the “Sales Agreement”):

In November 2024, the Company entered into a Sales Agreement, with Oppenheimer & Co. Inc. (the “Agent”).

Pursuant to the Sales Agreement, the Company may offer and sell, from time to time, its Ordinary shares, through the Agent in an at the market offering (“ATM”), as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, for an aggregate offering price of up to $8,250.

During the six months ended June 30, 2025, the Company sold 419,680 Ordinary shares under the ATM for a total amount of $1,472, net of issuance cost.

c.	Financing rounds:

On January 4, 2024, the Company entered into a definitive securities purchase agreement for a private placement financing, led by leading U.S. life sciences-focused investors and certain existing investors. Under the securities purchase agreement, the investors purchased 3,143,693 of the Company’s Ordinary shares at a purchase price of $4.81 per share, pre-funded warrants to purchase up to 227,619 Ordinary shares at an exercise price of $0.0001 per share and warrants to purchase up to 3,371,312 Ordinary shares at an exercise price of $5.50 per share. The warrants expire upon the earlier of two years from the date of issuance and 10 trading days following the Company’s announcement of the positive recommendation by Data Safety Monitoring Board (the “DSMB”) regarding the Company’s unblinded interim analysis in its SHIELD II Phase 3 trial of D-PLEX100 resulting in the stopping of the trial due to positive efficacy. The proceeds to the Company amounted to $14,999, net of issuance cost. Exercise of the warrants in full would result in an additional $18,542 in proceeds to the Company. The closing of the offering occurred on January 9, 2024.

On May 20, 2025, the 227,619 pre-funded warrants were exercised to 227,619 Ordinary shares.

In accordance with ASC 480 and ASC 815, the pre-funded warrants and the warrants were qualified for equity accounting. The fair value for each warrant to purchase an ordinary share is $4.52.

The Black-Scholes option pricing model assumptions used to value the warrants at the grant date are presented in the following table:

Dividend yield (%)	0
Expected volatility (%)	117.40-134.00
Risk-free interest rate (%)	4.36-5.08
Expected term (in years)	0.68-2.00

On August 1, 2024, the Company entered into a definitive securities purchase agreement for a private placement financing. Under the securities purchase agreement, the investors purchased 2,006,226 of the Company’s Ordinary shares at a purchase price of $3.61 per share, pre-funded warrants to purchase up to 229,231 Ordinary shares at an exercise price of $0.0001 per share and warrants to purchase up to 1,676,588 Ordinary shares at an exercise price of $3.61 per share. The warrants expire upon the earlier of two years from the date of issuance and 10 trading days following the Company’s announcement of the recommendation by the DSMB regarding the Company’s unblinded interim analysis in its SHIELD II Phase 3 trial of D- PLEX100 resulting in either the stopping of the trial due to positive efficacy, or continuation to planned patient recruitment (up to 630 subjects). The closing of the offering occurred on August 6, 2024. The proceeds to the Company amounted to approximately $7,536, net of issuance costs of $532. Exercise of the warrants in full would result in an additional $6,052 in proceeds to the Company.

In June 2025 the 229,231 pre-funded warrants were exercised to 229,230 Ordinary shares.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	SHAREHOLDERS’ EQUITY (CONT.)

c.	Financing rounds: (Cont.)

On December 26, 2024, the Company entered into a definitive securities purchase agreement for a private placement financing. Under the securities purchase agreement, the investors purchased 3,386,962 of the Company’s Ordinary shares, at a purchase price of $3.22 per share, pre-funded warrants to purchase up to 1,106,868 Ordinary shares at an exercise price of $0.0001 per share and warrants to purchase up to 6,740,745 Ordinary shares at an exercise price of $4.00 per share. The warrants expire upon the earlier of nine months from the date of issuance and 10 trading days following the Company’s announcement of the top-line results in the Company’s SHIELD II Phase 3 trial of D-PLEX100. The closing of the offering occurred on December 26, 2024. The offering resulted in proceeds to the Company of $13,325, net of issuance costs of $1,146. Exercise of the warrants in full would result in an additional $26,963 in proceeds to the Company. On June 16, 2025, 5,436,393 warrants were exercised as part of the Inducement Letter as defined below and on June 23, 2025, 10 trading days following the Company’s announcement of the top-line results in the Company’s SHIELD II Phase 3 trial of D-PLEX100 the remaining 1,304,352 warrants expired.

On June 9, 2025, 513,517 pre-funded warrants were exercised to 513,501 Ordinary shares. As of June 30, 2025, 593,351 pre-funded warrants are outstanding.

On June 16, 2025, the Company entered into an inducement offer letter agreement (the “Inducement Letter”) with certain holders (each, a “Holder”) of (i) 2,190,121 warrants to purchase up to 2,190,121 of the Company’s Ordinary shares issued on January 9, 2024 at an original exercise price of $5.50 per Ordinary share (the “January 2024 Warrants”) and (ii) 5,436,393 warrants to purchase up to 5,436,393 Ordinary shares issued on December 26, 2024, at an original exercise price of $4.00 per Ordinary share (the “December 2024 Warrants” and together with the January 2024 Warrants, the “Existing Warrants”). Pursuant to the Inducement Letter, each Holder agreed to exercise for cash its Existing Warrants to purchase an aggregate of 7,626,514 Ordinary shares, at an exercise price of $3.50 per Ordinary share, in consideration of the Company’s agreement to issue new warrants (the “New Warrants”) to purchase up to 7,626,514 Ordinary shares (the “New Warrant Shares”), at a reduced exercise price of $4.50 per Ordinary share. The Company received an aggregate net proceed of $26,690 from the exercise of the Existing Warrants by the Holders after deducting offering expenses payable by the Company. Of the 7,626,514 ordinary shares underlying the Existing Warrants, 3,553,319 shares issuable to certain holders were held in abeyance as of June 30, 2025, due to beneficial ownership restrictions in the Existing Warrants.

The terms of the Inducement Letter were accounted for as a modification of the Existing Warrants under ASC 815-40. Because both the Existing Warrants and the New Warrants qualified for equity classification before and after the transaction, and since the purpose of the modification was to induce immediate cash exercise of the Existing Warrants and raise equity capital, the Company recognized the modification as an equity issuance. Accordingly, the impact of the modification, totaling $2,317, was recorded as an equity issuance cost. The New Warrants are exercisable for a period of two years from the date of issuance.

d.	Share option plan:

The Company’s board of directors authorizes option grants through its 2012 Share Option Plan to officers, directors, advisors, management and other key employees. The options granted generally have a four-year vesting period and expire ten years after the date of grant. Options granted under the Company’s option plan that are canceled or forfeited before expiration become available for future grant.

The Company uses the straight-line recognition method for awards subject to graded vesting based only on a service condition and the accelerated method for awards that are subject to performance or condition.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	SHAREHOLDERS’ EQUITY (CONT.)

d.	Share option plan: (Cont.)

On May 6, 2024, the Company’s board of directors approved to increase the Company’s options pool by an additional 2,000,000 options from 312,403 to 2,312,403.

On May 12, 2025, the Company’s board of directors approved to increase the Company’s options pool by an additional 1,200,000 options from 2,312,403 to 3,512,403.

As of June 30, 2025, 620,636 of the Company’s options were available for future grants.

The Black-Scholes option pricing model assumptions used to value the employee share options at the grant dates are presented in the following table for the six-month period ended June 30, 2025:

Dividend yield (%)	0
Expected volatility (%)	102.97-104.83
Risk-free interest rate (%)	3.9-4.14
Expected term (in years)	5.8-6.1

Milestone-based options

On May 6, 2024, the board of directors granted a total of 280,000 milestone-based options to the Company’s officers. The milestone condition was set as either the interim analysis outcome of early stopping of the Company’s SHIELD II Phase 3 trial of D-PLEX100 for efficacy or top-line results (primary endpoint) with overall alpha level of up to (and including) 5%. The average exercise price is $4.64.

On July 2, 2024, the Company’s shareholders approved a grant of 198,000 options and 132,600 milestone-based options to the Company’s Chief Executive Officer. The exercise price for both grants was set at $4.64.

On May 12, 2025, the Company’s board of directors granted a total of 188,800 milestone-based options to the Company’s officers. The milestone condition was set as top-line results (primary endpoint) with overall alpha level of up to (and including) 5%. The average exercise price is $2.67.

On June 25, 2025, the Company’s shareholders approved a grant of 120,000 options and 80,000 milestone-based options to the Company’s Chief Executive Officer. The exercise price for both grants was set at $2.67.

On June 9, 2025, the Company announced positive results in the Company’s SHIELD II Phase 3 trial of D-PLEX100, and as a result the milestone condition was met. Accordingly, the Company recognized $1,486 of share-based compensation using the accelerated method.

The Black-Scholes option pricing model assumptions used to value the employee milestone-based options at the grant dates are presented in the following table for the six-month period ended June 30, 2025:

Dividend yield (%)	0
Expected volatility (%)	98.88-104.83
Risk-free interest rate (%)	3.83-4.43
Expected term (in years)	5.3-5.7

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	SHAREHOLDERS’ EQUITY (CONT.)

d.	Share option plan: (Cont.)

A summary of the status of options to employees and non-employees, including directors, under the Company’s 2012 Share Option Plan as of and for the six-month period ended June 30, 2025, and changes during the period then ended are presented below (unaudited):

	Number of options	Weighted average exercise price	Aggregate intrinsic value	Weighted average remaining contractual life (years)

Outstanding at beginning of period	1,814,551	$6.65	$-	9.14
Granted	1,091,740	$2.67
Forfeited	(17,098)	$5.87
Expired	(3,000)	$4.64

Outstanding at end of period	2,886,193	$8.88	$942	9.13

Exercisable options	581,607	$29.56	$47	8.38

Vested and expected to vest	2,886,193	$8.88	$942	9.13

The total share-based compensation expense recognized by the Company’s departments:

	Six Months Ended June 30,
	2025	2024

Research and development	$1,080	$849
Marketing and business development	410	144
General and administrative	1,385	447

	$2,875	$1,440

As of June 30, 2025, there were unrecognized compensation costs of $6,908, which are expected to be recognized over a weighted average period of approximately 2.69 years.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	SHAREHOLDERS’ EQUITY (CONT.)

e.	Warrants and pre-funded warrants:

As of June 30, 2025, all warrants are exercisable into Ordinary shares, in which the outstanding issued warrants as of June 30, 2025, were as follows (unaudited):

Grant date	Warrants outstanding as of June 30, 2025	Average Exercise price per share ($)	Warrants exercisable as of June 30, 2025	Exercisable through

April 2022	5,193	$12.60	5,193	April 2029
July 2022	1,298	$12.60	1,298	April 2029
January 2024	1,181,191	$5.50	1,181,191	January 2026 *)
August 2024	1,676,588	$3.61	1,676,588	August 2026 *)
August 2024	40,000	$3.61	40,000	August 2031
December 2024	593,351	$0.0001	593,351	No maturity date *)
June 2025	7,626,514	$4.50	7,626,514	June 2027 *)

	11,124,135		11,124,135

See Note 5c for warrants that were exercised during the six-month period ended June 30, 2025.

*) See Note 5c.

NOTE 6:-	BASIC AND DILUTED LOSS PER SHARE

The potential Ordinary shares that were excluded from the computation of diluted loss per share attributable to ordinary shareholders for the periods presented because including them would have been anti-dilutive are as follows:

	Three and Six Months Ended June 30,
	2025	2024

Ordinary share options	581,607	73,501
Warrants	10,530,784	3,606,019

	11,112,391	3,679,520

NOTE 7:-	SUBSEQUENT EVENTS

a.	Further to the disclosure in Note 5b, during July 2025, the Company sold 243,072 Ordinary shares under the ATM for a total amount of $861, net of issuance cost.

b.	On July 4, 2025, the One Big Beautiful Bill Act (OBBBA) was signed into law. This legislation includes changes to U.S. federal tax law, which may be subject to further clarification and the issuance of interpretive guidance.

The Company is assessing the legislation and its effect on the consolidated financial statements.

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